Christopher J. Mugel (804) 771.5787 cjmugel@kaufcan.com	Kaufman & Canoles, P.C. Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261 T (804) 771.5700 F (804) 771.5777

September 21, 2010

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tibet Pharmaceuticals, Inc.

Registration Statement on Form S-1/A

Pre-Effective Amendment No. 3

Filed on September 21, 2010

File No. 333-166854

Dear Mr. Riedler:

On behalf of Tibet Pharmaceuticals, Inc. (“TBET”) and in response to the comments set forth in your letter dated August 31, 2010, we are writing to supply additional information and to indicate the changes that we have made in the enclosed Amendment No. 3 to the captioned Registration Statement. Factual information provided herein has been provided to us by Tibet Pharmaceuticals, Inc. (“TBET”). Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein.

TBET’s Amendment No. 3 includes some modifications in addition to revisions prompted by the Commission’s latest comments. Most notably, the company and its placement agent have agreed to modify several of the offering terms in view of current market conditions. Thus, Amendment No. 3 shows a greater number of shares to be offered but within a lower price range, among other changes. As a result of this restructuring, TBET incurs some additional filing fees, which we are paying herewith.

We are enclosing three redlined copies of Amendment No. 3 for your review with the hard copy of this letter.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

September 21, 2010

Amendment No. 3 on Form S-1/A

Management’s Discussion and Analysis of Financial Condition and Results of Operations Three Months Ended March 31, 2010 Compared to Three Months Ended March 31, 2009

Consolidated Statement of Cash Flows, page 54

1.	It appears that your net increase in cash for the three months ended March 31, 2010 was $604,090 and not $2,888,856. The $2,888,856 amount appears to be the net increase in cash from operating activities. In addition the $2,346,945 amount appears to be the amount of cash flow used in financing and not investing activities. Please revise your filing accordingly.

We acknowledge the comment and note that the referenced discussion for the six months ended June 30, 2010 takes the Commission’s comment into account for the new interim period.

Research and Development, page 75

2.	We note your response to prior comment 15. Your revised disclosure includes the total amount of research and development expenses in U.S. Dollars for each period presented but we do not see the disclosure of the amount of research and development costs incurred during each period presented for your significant projects. Please tell us where you included this disclosure or if it was not included in this amendment, we repeat our request to include this information in your next amendment.

TBET has modified the research and development section to provide expense figures for the referenced products-in-development for each of 2009 and 2008.

Consolidated Financial Statements, page F-2

3.	Please provide updated financial statements and financial information throughout the filing pursuant to Rule 8-08 of Regulation S-X.

TBET provides with Amendment No. 3 an interim financial statement for the period ending June 30, 2010, and we have updated pertinent section of the registration statement as appropriate to reflect June 30, 2010 financial results.

4.	We note your response to prior comment 18. Please address the following additional comments:

TBET’s responses to the various requests in Comment No. 4 are set forth below.

•

We repeat the part of our comment that requests you to tell us the controls you maintained and procedures you performed to ensure that you have made all the necessary and appropriate adjustments in your conversion to U.S. GAAP and included the required disclosures. This might include the use of U.S. GAAP work plans and disclosure checklists.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

September 21, 2010

TBET utilizes monthly a closing checklist to ensure that monthly closing is completed in accordance with U.S. GAAP and its internal control policies for financial reporting.

As part of preparation of quarterly and year-end financial statements, TBET is currently using a disclosure checklist to ensure that our financial statements including footnotes are in accordance with U.S. GAAP.

TBET utilizes various resources and tools in an effort to comply with U.S. GAAP and SEC requirements. These include SEC publications, in particular the “SEC Guidelines: Rules and Regulations,” and resources on the SEC’s website for SEC regulatory rules and staff bulletins; the U.S. GAAP handbook for U.S. GAAP literature; and the website www.fasb.org to research on FASB codification including recent accounting pronouncements. With these resources and tools, management believes that we have the abilities to ensure the financial statements are in accordance with U.S. GAAP.

•

You mention that a senior accountant prepares the financial statements and evaluates the effectiveness of your internal controls. Please tell us how this employee gained his U.S. GAAP reporting knowledge. Please cite any education and ongoing training this employee received related to U.S. GAAP.

TBET’s Senior Accountant worked in a Chinese subsidiary of a US listed company for six years before joining it. During most of those these six years, he was in charge of U.S. GAAP reporting and SOX 404 internal control. He gained accounting bachelor degree in a Chinese University in 2003 and obtained China Certificate Public Accountant designation in 2008. As requested by CICPA, he obtains 20 hours Career Development training each year, which training includes US GAAP and PRC GAAP comparison training provided by D&T China. He previously attended US GAAP reporting and SOX training provided by his former employer – Magnetek (NYSE: MAG) Power-One (NASDAQ: PWER).

•

You are silent in your response regarding the experience of your chief Financial Officer. Please confirm for us that she does not have any U.S. GAAP financial statement preparation or audit experience or explain to us her experience and training with U.S. GAAP.

TBET’s current CFO, Ms. Sabrina Ren, is responsible for YSTP’s accounting. Ms. Ren has rich experience in PRC GAAP, tax and finance, but little US GAAP financial reporting and auditing experience. TBET’s board of directors is aware of Ms. Ren’s limited experience with U.S. GAAP requirements, and is in the process of recruiting a new CFO with U.S. GAAP and SOX experiences, as well as AICPA membership. In the meantime, TBET relies on the significant U.S. GAAP experience of its Senior Accountant. In addition, it has an independent director from Deloitte and Touche, who has broad US GAAP experience, Mr. Solomon Chen.

•

Please explain whether you have a controller function. If so, please explain how this position factors into the preparation of your financial statements and the U.S. GAAP experience and training of this individual.

TBET does not currently have a formal position of controller. Its Senior Accountant presently

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

September 21, 2010

performs controller-related functions of reviewing and approving entries/ledgers to mitigate financial reporting risks, working to ensure that internal controls are in place, and reporting adjustment entries and financial statements in accordance with U.S. GAAP. TBET plans to establish a formal controller position and is presently considering its Senior Accountant for the role.

5.	Regarding your response to prior comment 18, please add a prominent risk factor related to your internal control structure addressing:

•	Your level of experience with U.S. GAAP and the potential impact on reported results of operations, financial position and cash flows associated with any misapplication of U.S. GAAP; and

•	Your future obligation to evaluate the effectiveness of disclosure controls and procedures and internal controls over financial reporting. Please see Items 307 and 308 of Regulation S-K.

In response to Comment No. 5, we have added two risk factors, as follows:

Our senior management lacks experience managing a public company and complying with laws applicable to operating as a U.S. public company domiciled in the British Virgin Islands.

Prior to the completion of this offering, YSTP has operated as a private company located in China. In connection with this offering, the senior management of YSTP formed TBET in the British Virgin Islands, CTP in Hong Kong and caused WFOE to become TBET’s subsidiary in the PRC. They also caused YSTP and WFOE to enter into certain agreements that gave TBET effective control over the operations of YSTP by virtue of its ownership of CTP and CTP’s ownership of WFOE. In the process of taking these steps to prepare our company for this initial public offering, YSTP’s senior management became the senior management of TBET. None of TBET’s senior management has experience managing a public company or managing a British Virgin Islands company.

As a result of this offering, our company will become subject to laws, regulations and obligations that do not currently apply to it, and our senior management currently has no experience in complying with such laws, regulations and obligations. For example, TBET will need to comply with the British Virgin Islands laws applicable to companies that are domiciled in that country. By contrast, such senior management is currently experienced in operating the business of YSTP in compliance with Chinese law. Similarly, by virtue of this offering, TBET will be required to file quarterly and annual reports and to comply with U.S. securities and other laws, which may not have applied to TBET prior to the offering. These obligations can be burdensome and complicated, and failure to comply with such obligations could have a material adverse effect on TBET. In addition, we expect that the process of learning about such new obligations as a public company in the United States will require senior management to devote time and resources to such efforts that might otherwise be spent on the operation of the business of pharmaceuticals.

Further, because historically our operations have been in China, we have operated in accordance with China GAAP and have not previously been required to comply with U.S. GAAP. Our current

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

September 21, 2010

CFO has limited experience with U.S. GAAP, although our Senior Accountant and one of our directors do have significant experience with U.S. GAAP. We are taking steps to increase our level of experience with U.S. accounting and SEC requirements, as well as to improve our internal accounting controls. Our annual financial statements are reviewed by our independent registered public accounting firm for compliance with U.S. GAAP standards. Yet, we cannot assure that our management has identified or fully remedied all material weaknesses in our internal controls of financial reporting pursuant to US GAAP. If deficiencies go undetected or unremedied, our financial statements may not accurately reflect our financial condition as required by U.S. GAAP.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent auditors.

Upon the closing of this offering, we will become a public company in the United States that is or will be subject to, the Sarbanes-Oxley Act of 2002. As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the U.S. Securities and Exchange Commission adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports. In addition, the independent registered public accounting firm auditing a company’s financial statements must also attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting as well as the operating effectiveness of the company’s internal controls. Under current law, we will be required to include a management report beginning with our annual report for the 2010 fiscal year. Our management may conclude that our internal controls over our financial reporting are not effective.

We can provide no assurance that we will be in compliance with all of the requirements. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely affect the trading price of our stock.

Note 1. Organizations, page F-6

6.	We note your response to prior comment 19. Given that no individual shareholder appears to control both YSTP and TBET, please explain to us why it is appropriate to initially consolidate YSTP at historical cost under ASC 810-10-30-1. In your response please clarify how you determined that the companies met the criteria for common control for accounting purposes in accordance with the guidance of EITF 02-5, and revise your disclosure accordingly.

In reply to Comment No. 6, TBET states that TBET, CTP, WFOE and YSTP have been under common control since the formation of TBET, and that common control has remains through the formation of CTP and WFOE and the execution of the Control Agreements between WFOE and YSTP and/or YSTP’s shareholders. YSTP owners and management formed TBET, and then

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

September 21, 2010

CTP and WFOE, for the express purpose of enabling TBET to control YSTP through CTP, WFOE and the Control Agreements, and for the purpose of conducting this offering.

The formation of TBET by YSTP shareholders, and TBET’s subsequent formation of CTP and WFOE as well as the execution of the Control Agreements were all parts of a single transaction, the restructuring of YSTP so that it could, as a BVI corporation, become a public company in the U.S. This single transaction necessarily involved several steps that of necessity occurred in sequence: the formation of TBET, the formation of CTP, the formation of WFOE and then the execution of the Control Agreements. Taking these steps took some time, given the regulatory approvals needed from the British Virgin Islands, Hong Kong and the PRC. Yet, all steps were completed within a short period between late December 2009 and late March 2010. The sequence and timing of events represents evidence of a single transaction undertaken by YSTP shareholders who came to control TBET.

By written resolution dated December 10, 2009, YSTP shareholders having 100% of the voting rights in YSTP shares approved the restructuring of YSTP for the purpose of listing it on NASDAQ, and to that end directed the formation of a BVI company (TBET), a Hong Kong subsidiary of that company (CTP), a wholly-foreign owned enterprise as a subsidiary of the Hong Kong company (WFOE), and the entry of control agreements between WFOE and YSTP voting shareholders. This December 10, 2009 resolution constitutes contemporaneous evidence of an agreement by YSTP shareholders to act in concert: (1) to form TBET, CTP and WFOE to reorganize YSTP; and (2) to bind YSTP to act in concert with TBET by entering into the Control Agreements. The fact that the actions approved by the resolution took place soon thereafter is further evidence that such control existed.

Further, TBET now controls YSTP through its total ownership of WFOE, and WFOE’s total control over YSTP, including but not limited to total control of voting rights of YSTP shareholders. YSTP shareholders holding the right to vote 100% of YSTP shares entered into a Shareholders’ Voting Proxy Agreement by which they irrevocably granted to WFOE and its designee the right to vote the shares of YSTP and even to appoint the members of the board of directors of YSTP. The Agreement reads in pertinent parts:

1. Each of [the Shareholders] hereby agrees to irrevocably appoint the persons designated by [WFOE] with the exclusive right to exercise, on his behalf, all of his Voting Rights in accordance with the laws and [YSTP’s] Articles of Association, including but not limited to the rights to sell or transfer all or any of his equity interests of [YSTP], and to appoint and elect the directors and Chairman as the authorized legal representative of [YSTP].

2. Each of [the Shareholders] hereby agrees that [YSTP’s] board of directors should be the persons (the “Proxy Holders”) designated by [WFOE].

3. [WFOE] agrees to designate such Proxy Holders pursuant to Section 1 of this Agreement, who shall represent [WFOE] to exercise his Voting Rights pursuant to this Agreement.

By authorizing WFOE to act on behalf of the YSTP shareholders with regard to the voting of YSTP shares and the appointment of members to YSTP’s board of directors, YSTP shareholders

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

September 21, 2010

ceded all shareholder control over YSTP to WFOE. WFOE’s control of YSTP shareholder rights is further reinforced by: the Exclusive Option Agreement by which YSTP shareholders irrevocably granted to WFOE the exclusive option to purchase YSTP shares and/or the business of YSTP; the Equity Pledge Agreement, by which YSTP shareholders pledged to WFOE all of the equity of YSTP shares and all rights to dividends and other rights related to the shares; and the Entrusted Management Agreement, by which YSTP and its shareholders ceded to WFOE all operation control of YSTP.

The net effect of the Voting Proxy Agreement and the other Control Agreements is that neither YSTP shareholders nor YSTP itself has authority to act independently of WFOE. Because TBET owns 100% of the equity in CTP and CTP owns 100% of the equity in WFOE, TBET has total control over the actions and decisions of WFOE, and thus of YSTP.

TBET senior management is the same as YSTP’s senior management. The shareholders of YSTP ceded their voting rights to WFOE, and the original YSTP shareholders now own 93% of the shares of TBET. TBET shareholders therefore have substantially common interests. TBET shareholders may vote as they choose. The decisions of TBET shareholders may or may not be unanimous. Yet, even a non-unanimous vote at the TBET level will translate into a unanimous vote at the CTP level, as CTP has only one shareholder (TBET). For the same reason, decisions at the WFOE level will always be unanimous, as CTP is the only shareholder. Because WFOE holds the right to exercise YSTP’s shareholder voting rights, such YSTP rights will also always be exercised unanimously. YSTP and its shareholders have no power to act independently of WFOE, and WFOE has no power to act independently of TBET.

We believe the foregoing facts and events show common control consistent with EITF 02-5. EITF requires that two entities must each have the same controlling shareholder or group of controlling shareholders, which is the case for TBET. TBET’s wholly-owned subsidiary WFOE holds 100% of the voting rights in the shares of YSTP, and WFOE has sole control of YSTP. With the individuals who had controlling interests in YSTP now holding 93% of the shares of TBET, therefore it meets the criteria of common control between entities under EITF 02-5 and YSTP shareholders own 93% of TBET. The December 10, 2009 resolution of YSTP shareholders is evidence that such control existed from the time of the formation of TBET.

Consolidated Statements of Cash Flows, page F-4 and page F-25

7.	We note your response to prior comment 20 and your revisions to the Statement of Cash Flows. The individual line items of the Operating Cash Flows section of the Statement of Cash Flows do not appear to sum to the net cash provided by operating activities balance for the three months ended March 31, 2010 and March 31, 2009 and fiscal years ended December 31, 2009 and December 31, 2008. Please revise your filing accordingly. Please also ensure that your Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure is consistent with any revisions.

We acknowledge Comment No. 7 and note that the referenced discussion for the six months ended June 30, 2010 takes the Commission’s comment into account for the new interim period.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

September 21, 2010

TBET is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and Amendment No. 3 to the Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Christopher J. Mugel

Christopher J. Mugel